FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2004

AMS HOMECARE INC.. (File #  000-50109 )

1360 – Cliveden Avenue, Delta, B.C. V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 24, 2004

By:  “Harj Gill”

        Harj Gill

Its:  CEO

      (Title)

AMS Homecare Q3 Revenue $1,038,740, Nine-Month Profit $399,187

VANCOUVER, January 22, 2004 - AMS Homecare Inc.(AHC: tsx-v) (http://www.amshomecare.com ) a leading national provider of mobility products to the aging Canadian population, is pleased to report third quarter revenues of $1,038,740, an increase of 47% over the same quarter last year.  In achieving these quarterly results AMS generated profits of $98,283, bringing the Company's year-to-date net income to $399,187.  The complete third quarter report can be reviewed on SEDAR by using the following direct link to the company's SEDAR Profile :

http://www.sedar.com/command_servlet?cmd=DisplayCompanyProfile&issuerType=03&lang=EN&issuerNo=00007936

All Financial Metrics Report Substantial Year-Over-Year Increases

Financial Highlights - Third Quarter

  Revenues -- $1,038,740;                47% Increase over last year

  Net Profit -- $98,283:                      (Loss of $53,369 last year)

  Gross Profit -- $400,666;                71% Increase over last year

  Selling Expenses -- 12.5%;            19% Decrease over last year

Financial Highlights - First Nine Months

  Revenues -- $3,569,695;                 54% Increase over last year

  Net Profit -- $399,187:                     (Loss of $28,793 last year)

  Gross Profit -- $1,342,729;              69% Increase over last year

  Gross Profit Margin -- 38%            8.8% Increase over last year

  Selling Expenses -- 11%;                74% Decrease over last year

Operational Highlights - Quarter Ended November 30, 2003

  September 11, 2003 - AMS received a binding commitment for $US 1.5 million dollars from an International financing group. The funds were arranged is a bridging loan to the company which if and when closed will allow the closing of the previously announced purchase of a 49,000 square foot warehouse facility with manufacturing equipment for a powder coating facility in Eastern United States

  September 17, 2003 - AMS announces the signing of a three-year agreement with Swabplus Canada for the world OEM license of Swabplus 's patented liquid filled cotton swab technology, and any improvements or enhancements of this technology.

AMS President and Chairperson, Rani Gill, states "The substantial growth and performance of AMS Homecare, as measured by these key financial metrics, continues to prove that AMS is moving in the right direction. We intend to continue capitalizing on our strong market position and achieve continued strong growth throughout North America."

AMS CEO and Director, Harj Gill, states "With a very strong foothold in the Canadian market, our top priority now is to complete our US expansion plans and begin achieving the same level of success in this much larger and more lucrative market."

About AMS Homecare Inc.  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 + dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by the Company. The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.
Mr. Daryl Hixt, Corporate Communications

Telephone:

604-273-5173 ext 121
Facsimile:              604-273-9312

E-mail:                   ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com  (please select "AMS Homecare" from the pull-down menu)

E-mail:

AHC@agoracom.com